                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------

                                 SCHEDULE 13G
                                (Rule 13d-102)


           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. 1) (1)

                          Abacus Direct Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $.001 par value
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                        (Title of Class of Securities)


                                 002553 10 5
                 --------------------------------------------
                                (CUSIP Number)

                                 ------------




                              Page 1 of 5 pages
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CUSIP No.  002553105                      13G                  Page 2 of 5 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      M. Anthony White
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
                                                             (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Ireland
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     661,250
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH                     SOLE DISPOSITIVE POWER

          REPORTING
                               7     661,250
            PERSON             ------------------------------------------------
                                     SHARED DISPOSITIVE POWER
            WITH

                               8     -0-
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      661,250
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      6.8%
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12    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 5 Pages

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ITEM 1(a).       NAME OF ISSUER:

                 Abacus Direct Corporation (the "Company").

ITEM 1(b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 8774 Yates Drive, Westminster, Colorado 80030.

ITEM 2(a).       NAME OF PERSON FILING:

                 M. Anthony White.

ITEM 2(b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                 One Rockefeller Plaza, New York, N.Y. 10020.

ITEM 2(c).       CITIZENSHIP:

                 M. Anthony White is a citizen of Ireland.

ITEM 2(d).       TITLE OF CLASS OF SECURITIES:

                 Common Stock, $.001 par value (the "Common Stock").

ITEM 2(e).       CUSIP NUMBER:

                 002553 10 5.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

                 Not applicable.

ITEM 4.          OWNERSHIP.

                 (a) Amount beneficially owned: 661,250 shares of Common Stock (includes Common Stock (the "Option Stock") issuable upon the exercise of presently exercisable options to purchase (i) 6,250 shares of Common Stock, which represents twenty five (25%) of an outstanding option to purchase 25,000 shares of Common Stock, and
                         (ii) 108,000 shares of Common Stock (the "Original Option")).

                 (b)     Percent of class:
                         6.8% (based upon 9,578,628 outstanding shares of Common Stock as reflected in the Company's quarterly report on Form 10-Q filed by the Securities and Exchange Commission by the Company for the quarterly period ended September 30, 1997 and 114,250 shares of Common Stock which would be outstanding upon exercise of the Option Stock).





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                          (c)  Number of shares as to which such person has:

                                  (i)       Sole power to vote or to direct
                                            the vote: 661,250 (includes the
                                            Option Stock).

                                  (ii)      Shared power to vote or direct the
                                            vote: 0.

                                  (iii)     Sole power to dispose or to direct
                                            the disposition of: 661,250
                                            (includes the Option Stock).

                                  (iv)      Shared power to dispose or to
                                            direct the disposition of: 0.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 Not applicable.

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 86,400 shares of the Original Option are subject to repurchase by the Company in the event the reporting person's employment with the Company ceases. Such repurchase right terminates in 25% increments on May 3, 1998, May 3, 1999, May 3, 2000 and May 3, 2001, respectively.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not applicable.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not applicable.

ITEM 10.         CERTIFICATION.

                 Not applicable.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           February 13, 1998




                                           /s/ M. Anthony White
                                           ---------------------------
                                           M. Anthony White





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